UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

STRAN & COMPANY, INC.
(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE
(Title of Class of Securities)

86260J 102
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	86260J 102

1.	NAMES OF REPORTING PERSONS Andrew Shape
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 3,599,143
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,599,143
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,599,143
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.2%
12.	TYPE OF REPORTING PERSON IN

CUSIP No.	86260J 102

Item 1.

(a)	Name of Issuer: Stran & Company, Inc. (the “Issuer”)

(b)	Address of Issuer’s principal executive offices: 2 Heritage Drive, Suite 600, Quincy, MA 02171

Item 2.

(a)	Name of person filing: This statement is being filed by Andrew Shape (the “Reporting Person”).

(b)	Address of the principal business office or, if none, residence: The business address of the Reporting Person is 2 Heritage Drive, Suite 600, Quincy, MA 02171.

(c)	Citizenship: The Reporting Person is a United States citizen.

(d)	Title of class of securities: Common stock, $0.0001 par value per share

(e)	CUSIP No.: 86260J 102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No.	86260J 102

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of December 31, 2023, the Reporting Person beneficially owned 3,599,143 shares of common stock, which consisted of 3,417,000 shares of common stock and 182,143 shares of common stock issuable upon exercise of a stock option within 60 days of December 31, 2023. 3,400,000 of the shares of common stock were pledged as a security interest pursuant to a purchase money promissory note issued to Andrew Stranberg as collateral for the Reporting Person’s repayment obligations under this instrument. The Reporting Person was permitted to sell these shares subject to the security interest at prevailing market prices so long as such portion of the sale proceeds as would be required under the promissory note to repay the note was so used to repay the note.

(b)

Percent of class:

The shares of common stock beneficially owned by the Reporting Person represented approximately 19.2% of the Issuer’s outstanding common stock based on a total of 18,535,582 shares of common stock outstanding as of December 31, 2023.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	3,599,143
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	3,599,143
	(iv)	Shared power to dispose or to direct the disposition of:	0

CUSIP No.	86260J 102

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No.	86260J 102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024
/s/ Andrew Shape
Andrew Shape